UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2003

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
(SOUTHEAST AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Blvd. Manuel Avila Camacho, No. 40, 6th Floor
Col. Lomas de Chapultepec
11000 México, D.F.
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes       No  x

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .)

ASUR Announces Agreement with Airlines

Mexico City, November 19, 2003, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced it has signed an agreement with the airlines which effectively resolves the disputes between the parties. This agreement marks the beginning of a new era in the relationship between ASUR and its airline customers.

Among other terms negotiated among the parties, ASUR will reduce fees on airport services to the airlines, with the exception of security, by an average of 11%. Furthermore, ASUR will extend the payment term for passenger fees from 60 to 115 days for those airlines willing to present a payment guarantee acceptable to ASUR. In addition, ASUR and the Airlines have adjusted the calculation of the extended time period fees as well as airport parking fees. ASUR and the Airlines have also reached an agreement on the terms of the new contracts for passenger fees, airport services and lease contracts.

ASUR management believes that the financial impact of the discounts and other concessions given to the Airlines in this agreement will be more than offset by this new positive working relationship between the Company and the Airlines. The Airlines and ASUR have aligned their long-term objectives of bringing more passengers to southeast Mexico and providing world-class services.

Kjeld Binger, President and Interim CEO of ASUR, said: “It is important to recognize that the negotiations have been held in a professional and cordial manner, which proves that this is the beginning of a new business relationship to the benefit of both parties. I believe both sides can be proud of their negotiation teams. ASUR is very happy to have reached this agreement with the Airlines and believes that this is a mutually beneficial agreement.”

The Mexican Government, through the Ministry for Communications and Transport, has monitored the negotiations, however direct intervention by the government was unnecessary in order to reach the final settlement. The signing ceremony for the agreement between ASUR and the Airlines took place at the offices of the Ministry of Communications and Transport.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

— ENDS —

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V. By: /s/ Adolfo Castro Rivas Name: Adolfo Castro Rivas Title: Director of Finance (Principal Financial and Accounting Officer

Date: November 20, 2003